Exhibit 3.1

AMENDMENT NO. 1 TO

AMENDED AND RESTATED BYLAWS

OF

J. ALEXANDER’S HOLDINGS, INC.

1.	Article II, Section 12(a)(i) of the Amended and Restated Bylaws of J. Alexander’s Holdings, Inc. (the “Bylaws”) is hereby amended and restated as follows:

“(i) in the case of an annual meeting of shareholders, not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation; further provided that with respect to the Corporation’s annual meeting to be held during calendar year 2020, to be timely (and notwithstanding anything to the contrary contained in this Section 12 of Article II), a Noticing Shareholder’s notice shall be received by the Secretary at the principal executive offices of the Corporation not later than 5:00 p.m. Central time on April 21, 2020; and”

2.	This Amendment No. 1 shall be effective as of March 12, 2020.

3.	Except as set forth in this Amendment No. 1, all other terms and provisions of the Bylaws shall remain in full force and effect.